The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-104269

Subject to Completion

Preliminary Prospectus Supplement dated June 26, 2003

Prospectus Supplement

(To prospectus dated June 20, 2003)

15,000,000 Shares

Alliant Energy Corporation

Common Stock

We are an energy-services provider engaged primarily in regulated utility operations in the Midwest, with other non-regulated domestic and international operations. We are selling 15,000,000 shares of common stock with this prospectus supplement.

Our common stock is listed on the New York Stock Exchange under the symbol “LNT.” On June 25, 2003, the last reported sale price of our common stock on the New York Stock Exchange was $20.02 per share.

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page S-5 of this prospectus supplement.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to Alliant Energy Corporation	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 2,250,000 shares of our common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about July     , 2003.

Banc of America Securities LLC	Merrill Lynch & Co.

Robert W. Baird & Co.

Lehman Brothers

Wachovia Securities

The Williams Capital Group, L.P.

The date of this prospectus supplement is July     , 2003

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. You should read the entire prospectus supplement, as well as the accompanying prospectus and the documents incorporated by reference that are described under “Where You Can Find More Information” in the accompanying prospectus. In the event that the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of respective dates of those documents in which the information is contained. Our business, financial condition, results of operations and prospects may have changed since those dates.

Our principal executive offices are located at 4902 North Biltmore Lane, Madison, Wisconsin 53718, and our telephone number is (608) 458-3311.

Unless we otherwise indicate or unless the context requires otherwise, all references in this prospectus supplement to “we,” “our,” “us” or similar references mean Alliant Energy Corporation.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information we incorporate by reference into this prospectus supplement and the accompanying prospectus contain forward-looking statements that are intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect,” “intend,” “believe,” “anticipate,” “estimate,” “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. Some, but not all, of the risks and uncertainties include those described in the “Risk Factors” section of this prospectus supplement and the following:

•	weather effects on sales and revenues;

•	economic and political conditions in our domestic and international service territories;

•	unanticipated construction and acquisition expenditures;

•	risks related to the operations of our nuclear facilities;

•	developments that adversely impact our ability to implement our strategic plan;

•	results of our Brazil investments and performance by our other non-regulated businesses as a whole;

•	material permanent declines in the fair value of, or expected cash flows from, our investments;

•	our ability to continue cost controls and operational efficiencies;

ii

•	our ability to identify and successfully complete proposed acquisitions and development projects;

•	access to technological developments;

•	employee workforce factors, including changes in key executives, collective bargaining agreements or work stoppages; and

•	changes in the rate of inflation.

We assume no obligation, and disclaim any duty, to update these forward-looking statements.

iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary may not contain all of the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus carefully before making an investment decision.

Our Company

We are an energy-services provider engaged primarily in regulated utility operations in the Midwest, with other non-regulated domestic and international operations. Through our subsidiaries and partners, we provide electric, natural gas and steam services to over three million customers worldwide. Our domestic regulated utilities operate in Iowa, Wisconsin, Minnesota and Illinois. We have energy-related operations and investments throughout the United States as well as in Brazil, China, New Zealand and Mexico.

Domestic Utility Operations

Our domestic utility operations consist of our regulated public utility subsidiaries, Interstate Power and Light Company, or IP&L, and Wisconsin Power and Light Company, or WP&L.

•	IP&L is a public utility operating in Iowa, Minnesota and Illinois engaged principally in the generation, transmission, distribution and sale of electric energy to approximately 526,000 customers as of December 31, 2002; the purchase, distribution, transportation and sale of natural gas to approximately 235,000 customers as of December 31, 2002; and the delivery of steam services in selected markets.

•	WP&L is a public utility operating in Wisconsin and Illinois engaged principally in the generation, distribution and sale of electric energy to approximately 430,000 customers as of December 31, 2002; and the purchase, distribution, transportation and sale of natural gas to approximately 170,000 customers as of December 31, 2002.

Alliant Energy Resources

Through our subsidiary, Alliant Energy Resources, Inc., or Resources, we manage a portfolio of companies involved in non-regulated businesses through distinct platforms: International, Non-regulated Generation, Integrated Services, Investments and Energy Technologies.

Strategic Actions

On November 22, 2002, we announced that our board of directors had approved various strategic actions designed to maintain a strong credit profile, strengthen our balance sheet and position us for improved long-term financial performance.

To date, we have made significant progress toward execution of these strategic actions, including the following:

•	We committed to pursue the sale of, or other exit strategies for, a number of our non-regulated businesses, including our oil and gas production company, Whiting Petroleum Corporation, our investments in hydro-electricity generation assets in Australia, including Southern Hydro Partnership, our affordable housing business, including Heartland Properties, Inc., and several other non-core businesses. As a result of these actions, we expect to achieve aggregate debt reduction in excess of $800 million. We expect to achieve a significant majority, if not all, of such debt reduction in 2003 with any remainder in 2004. The amount of proceeds ultimately received from these divestitures, and the timing of the completion of the transactions, are subject to a variety of factors, including the transaction structures we use to exit these businesses. We may be required to pay premiums in connection with a portion of our debt reduction, which could result in charges to our earnings from continuing operations.

•	In April 2003, we completed the sale of our Australian assets to New Zealand-based Meridian Energy Limited. The sale price was approximately $365 million and the sale enabled us to reduce our indebtedness by approximately $320 million in the second quarter of 2003.

•	We are in the process of negotiating definitive agreements relating to the sale of our affordable housing business and expect to close this transaction in the third quarter of 2003. As of March 31, 2003, there was approximately $108 million of indebtedness attributable to our affordable housing business. In connection with the completion of such transaction, we likely will incur valuation and other charges in our discontinued operations in the second and/or third quarter.

•	We have pursued a formal process for the divestiture of Whiting Petroleum. We are currently evaluating public and private stock and asset sale alternatives. In connection with our consideration of certain public and private alternatives for the divestiture of Whiting, we are currently seeking an amendment to our credit agreement from our bank group to provide us with the necessary flexibility related to the various alternatives we are currently evaluating. As of March 31, 2003, there was approximately $185 million of indebtedness attributable to Whiting Petroleum.

•	We continue to make progress on our plans to exit SmartEnergy, Inc., our internet-based energy retailer, which we expect to complete during the third quarter of 2003.

•	We are in the process of selling some or all of our water utility business. We have entered into an agreement in principle for the sale of our water utility serving the Beloit area at a sale price of approximately $21 million, subject to contingencies including regulatory approvals and financing. We also continue pursuit of the sale of our water utilities serving the Ripon and South Beloit areas.

•	We reduced our targeted annual common stock dividend from $2.00 per share to $1.00 per share, effective with the dividend declared and paid in the first quarter of 2003.

•	We reduced our anticipated aggregate 2002 and 2003 construction and acquisition expenditures by approximately $400 million.

•	We are implementing additional cost control measures through our new Six Sigma program and our new enterprise resource planning system that was placed in service in October 2002 and by a heightened focus on operating our domestic utility business in a manner that aligns operating expenses with the revenues granted in our various rate filings.

•	Our board of directors also authorized the issuance of common equity, which consists of the common stock we are offering pursuant to this prospectus supplement.

Recent Developments

Wisconsin Retail Rate Case Final Order

On April 4, 2003, WP&L received the final order in its 2003 retail electric, gas and water rate case from the Public Service Commission of Wisconsin, or PSCW. The PSCW granted an $81 million, or 9.78%, annual revenue increase and authorized a return on common equity of 12.0% effective in April 2003.

Iowa Electric Rate Case Final Order

On April 15, 2003, IP&L received the final order in its retail electric rate case from the Iowa Utilities Board, or IUB. The IUB granted a $26 million, or 2.91%, annual revenue increase and authorized a return on common equity of 11.15% effective in June 2003.

Iowa Gas Rate Case Final Order

On May 15, 2003, IP&L received the final order in its retail gas rate case from the IUB. The IUB granted a $13 million, or 4.8%, annual revenue increase and authorized a return on common equity of 11.05% effective in July 2003.

Minnesota Electric Rate Case

On May 19, 2003, IP&L filed a rate request with the Minnesota Public Utilities Commission for approval to increase electric base rates by approximately $5.0 million, or 8.0%, with a rate of return on common equity of 12.3%. The request also seeks approval to increase rates on an interim basis by approximately $2.9 million, or 4.6%, with a rate of return on common equity of 11.0%. IP&L expects interim rates to be effective in July 2003 and final rates to be effective March 2004.

TRANSLink

On June 4, 2003, the IUB announced its decision to dismiss all proposals relating to TRANSLink Transmission Co. LLC, a for-profit, transmission-only company, without prejudice, including IP&L’s proposal to contribute and transfer its transmission assets to TRANSLink. However, the IUB encouraged the participating companies to revise and refile their reorganization applications. IP&L is currently evaluating its alternatives with respect to TRANSLink.

Brazil Debt Restructuring

The Brazilian electric utilities in which we hold unconsolidated investments are negotiating with creditors to restructure and convert up to $180 million (of which approximately $50 million is due on September 15, 2003), as converted from local currency to U.S. dollars, of short-term and long-term debt currently outstanding into new long-term debentures and other longer term debt. The refinancing is subject to regulatory and shareowner approvals and is currently expected to be completed in the third quarter of 2003. See “Risk Factors.”

Credit Facility Borrowings and Availability

The following table sets forth our, IP&L’s and WP&L’s bank credit facility borrowings and availability as of May 31, 2003:

	Alliant Energy Corporation		IP&L	WP&L		Combined
	(In millions)
Total facility	$450	(1)	$200	$150	(2)	$800
Borrowings backed by facility	(77)		(120)	(51)		(248)

Availability	$373		$80	$99		$552

(1)	Availability under our bank credit facility will be reduced by up to $50 million by any proceeds from this offering in excess of $300 million.
(2)	WP&L only has borrowing authority from the PSCW of $85 million for general corporate purposes, an additional $100 million should WP&L no longer sell its utility receivables and an additional $55 million should WP&L need to repurchase its variable rate demand bonds.

Our, IP&L’s and WP&L’s bank credit facilities expire in October 2003. While we anticipate renewing these credit facilities in the third quarter of 2003, we cannot provide any assurance that we will be able to do so.

We terminated Resources’ standby credit facility effective June 26, 2003.

The Offering

Common stock offered	15,000,000 shares

Approximate number of shares of common stock outstanding after the offering	108,076,105 shares

Listing	New York Stock Exchange

Symbol	LNT

Use of proceeds	We will use the proceeds from this offering to make capital contributions to our domestic utility subsidiaries. Our domestic utilities will use such funds for repayment of debt and financing the development and construction of new generation and distribution facilities, funding additional working capital, financing capital expenditures and other general corporate purposes.

The number of shares outstanding after the offering is based on 93,076,105 shares outstanding as of  June 16, 2003. The number of shares of common stock offered and to be outstanding after this offering does  not include:

•	2,250,000 additional shares of common stock that the underwriters have an option to purchase from us within 30 days of the date of this prospectus supplement; and

•	shares issuable upon the exercise of outstanding stock options held by our employees, executive officers and directors.

RISK FACTORS

You should carefully consider the risk factors described below, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment in our common stock. The risks and uncertainties described below are not the only ones facing our company.

We may not be able to successfully implement our strategic actions, including the sale of, or exit from, a number of our businesses, in a timely manner or at all.

Our ability to successfully implement the strategic actions that we announced in November 2002 depends on several factors, some of which are beyond our control, including our ability to raise cash from the sales of, or other exit from, Whiting Petroleum, our affordable housing business, SmartEnergy and other non-core businesses. Our ability to sell, or otherwise exit from, these businesses may be adversely affected should we be unable to locate potential buyers or investors in a timely fashion and obtain a reasonable price or by competing asset sale programs by our competitors. Many of our competitors’ strategic plans also include the sale of assets. If we are unable to complete these divestitures on the timetable we expect or if we are unable to obtain the proceeds that we expect from these divestitures, then our financial condition and cash flows could be significantly adversely affected. In addition, even if we successfully complete these divestitures, it is possible that we could record material gains, losses, accounting adjustments or other charges related to these divestitures, which may have a material adverse effect on our results of operations.

If we are unable to fully recover the cost of fuel, purchased power and natural gas from our domestic and international utility customers, or if we do not obtain the amount of expected rate relief requested in our pending domestic and international rate cases on the schedule we desire, then our profitability, financial condition and cash flows may be adversely impacted.

In 2002, approximately 50% of our domestic electric and gas utility operating revenues were from our Iowa operations and approximately 44% of our domestic electric and gas utility operating revenues were from our Wisconsin operations. Our Iowa utility is entitled, subject to regulatory review, to automatically recover increases in the cost of fuel, purchased energy and natural gas purchased for resale through electric and natural gas rates. Retail electric rates of our Wisconsin utility are based on annual forecasted fuel and purchased power costs. We can seek emergency rate increases in Wisconsin if the annual costs are more than 3% higher than the estimated costs used to establish rates. Purchased power capacity costs in Iowa and Wisconsin are not recovered from electric customers through these mechanisms, as these costs must be addressed in a formal rate proceeding. As described under “The Company—Domestic Utility Operations—Rates and Regulatory Environment,” our utility subsidiaries currently have several pending rate cases. If we do not receive the amount of rate relief that we expect, the increased rates are not approved on a timely basis or we are otherwise unable to recover our costs through rates, then we may experience an adverse impact on our results of operations and cash flows. We are also subject to international rate regulation in some of the foreign markets in which we operate.

We have made substantial international investments, which may present additional risks to our business.

As of December 31, 2002, we had $535 million in net investments in foreign countries related to our continuing operations, primarily in electric utility companies and generation facilities, and we may make additional new international investments in the future. International operations are subject to various risks, including political and economic instability, local labor market conditions, the impact of foreign government regulations and taxation, and differences in business practices. In particular, we had $214 million in net investments in Brazil as of December 31, 2002, which was net of $210 million ($170 million as of May 31, 2003) of pre-tax cumulative foreign currency translation losses. Our operations in Brazil have recently faced significant regulatory and political uncertainties and also currently have pending rate cases. Unfavorable changes in the international political, regulatory or business climate could have a material adverse effect on our growth plans for our international investments and, in turn, our results of operations and financial condition. In addition, the results of operations and financial condition of our subsidiaries that conduct operations in foreign countries will be reported in the relevant foreign currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. Fluctuations between these currencies and the U.S. dollar may have a material adverse effect on our results of operations and financial condition and may also significantly affect the comparability of our results between financial periods.

The Brazilian utilities in which we hold investments may not be able to restructure their debt.

The Brazilian electric utilities in which we hold unconsolidated investments are negotiating with creditors to restructure and convert up to $180 million (of which approximately $50 million is due on September 15, 2003), as converted from local currency to U.S. dollars, of short-term and long-term debt currently outstanding into new long-term debentures and other longer term debt. In April 2003, Standard and Poor’s issued a rating on the debentures of ‘brBBB+’ with a negative outlook. The refinancing is subject to regulatory and shareowner approvals and is currently expected to be completed in the third quarter of 2003. If the refinancing is not completed as anticipated and the Brazilian utilities are unable to extend or repay certain obligations outstanding, then the liquidity position of the Brazilian utilities may be significantly adversely affected. In such an event, we are not required to invest any additional capital in Brazil but it could lead to material asset valuation charges as relates to our investments in our Brazilian utilities.

A downgrade in our credit rating could negatively affect our borrowing costs and our ability to access capital and to operate our business.

Standard & Poor’s and Moody’s downgraded our credit ratings in December 2002 and January 2003, respectively. If the ratings agencies were to further downgrade our credit ratings, then our borrowing costs would increase, which would diminish our financial results, and our potential pool of investors and funding sources could decrease. Some of our lease agreements contain ratings triggers, which could result in accelerated payments of up to approximately $45 million in the event of a ratings downgrade. In addition, some of our subsidiaries access debt and other capital from various sources and carry their own credit ratings. Any downgrade or other event negatively affecting the credit ratings of these subsidiaries could make their costs of borrowing higher or access to funding sources more limited, which in turn could increase our need to provide liquidity in the form of capital contributions or loans to such subsidiaries, thus reducing the liquidity and borrowing availability of the consolidated group. Our credit ratings may be dependent on, among other things, our earnings outlook for future periods and the success of our business plan, including our ability to successfully implement the strategic actions that we announced in November 2002. If we are unable to achieve our earnings outlook or we lower our earnings outlook, our credit ratings could be adversely affected. The failure to meet the goals set forth in our business plan from time to time, such as our inability to successfully execute on a timely basis our planned divestitures, could cause our credit ratings to be lowered.

We are subject to risks associated with recent events affecting capital markets and changes in the business climate that could limit our access to capital.

Some of our businesses, in particular our domestic utilities, are capital intensive and the fulfillment of our respective long-term strategies depends, at least in part, upon our ability to access capital at attractive rates and terms. In response to the occurrence of several events, the U.S. financial markets have been disrupted in general, and the availability and cost of capital for our business and that of our competitors in the energy industry have been adversely affected. In addition, the financial difficulties of many energy companies and other issues affecting the energy industry have caused the credit ratings agencies to more thoroughly review the capital structure, cash flows and earnings potential of energy companies, including us. If access to capital becomes significantly constrained, then our results of operations and financial condition could be significantly adversely affected.

As a holding company, we are subject to restrictions on our ability to pay dividends.

We are a holding company with no significant operations of our own. Accordingly, the primary source of funds for us to pay dividends to our shareowners is dividends our subsidiaries and investments pay to us. Our subsidiaries and investments are separate and distinct legal entities and have no obligation to pay any amounts to us, whether by dividends, loans or other payments. The ability of our subsidiaries and investments to pay dividends or make distributions to us, and accordingly, our ability to pay dividends on our common stock, will depend on the earnings, capital requirements and general financial condition of our subsidiaries and on regulatory limitations. Our domestic utility subsidiaries each have dividend payment restrictions based on their respective bond indentures, the terms of their outstanding preferred stock and regulatory limitations applicable to them. If we do not receive adequate distributions from our subsidiaries and investments, then we may not be able to make or may have to reduce dividend payments on our common stock.

Costs of compliance with new environmental laws and the incurrence of environmental liabilities could adversely affect our profitability.

Our operations are subject to extensive regulation relating to environmental protection. New environmental laws and regulations affecting our operations may be adopted, and new interpretations of existing laws and regulations could be adopted or become applicable to us or our facilities, which may substantially increase environmental expenditures made by us in the future. In addition, we may not be able to recover all of our respective costs for environmental expenditures related to regulated utility operations through electric and natural gas rates in the future. Under current law, we may also be responsible for any on-site liabilities associated with the environmental condition of the facilities that we have previously owned or operated, regardless of whether the liabilities arose before, during or after the time we owned or operated the facilities. The incurrence of a material environmental liability could have a material adverse effect on our results of operations and financial condition.

We have been named in a class action shareowner lawsuit.

We and certain of our executive officers have been named as defendants in a purported consolidated class action shareowner lawsuit filed in the U.S. District Court for the Western District of Wisconsin as Case No. 03-C-0191-S. The actions were allegedly brought on behalf of purchasers of our securities from January 29, 2002 through July 18, 2002. The complaints allege that the defendants made false and misleading statements relating to our expected performance of our various non-regulated businesses. The defendants have moved to dismiss the complaints, but the court has not yet ruled on the motion. We believe this lawsuit is without merit and intend to continue to defend it vigorously. However, we cannot provide any assurance that we will be successful, and an adverse resolution of the lawsuit could have a material adverse effect on our financial position and results of operations in the period in which the lawsuit is resolved.

The energy industry is changing and becoming competitive, which may adversely affect our ability to operate profitably.

The energy industry is in a period of fundamental change resulting from legislative and regulatory changes. Although we expect that deregulation in our domestic retail service territories will likely be delayed due to recent developments in the industry, regulatory changes and other developments will continue to increase competitive pressures on electric and gas utility companies. Generally, increased competition could threaten our market share in some segments of our business and could reduce our profit margins. Such competitive pressures could cause us to lose customers and incur additional costs that might not be recovered from customers.

Threats of terrorism and catastrophic events that could result from terrorism may impact our operations in unpredictable ways.

We are subject to direct and indirect effects of terrorist threats and activities. Generation and transmission facilities, in general, have been identified as potential targets. In particular, nuclear generation facilities such as our nuclear plants could be potential targets of terrorist activities. The effects of terrorist threats and activities, include, among other things, terrorist actions or responses to such actions or threats, the inability to generate, purchase or transmit power, the risk of significant slowdown in growth or a decline in the U.S. economy, delay in economic recovery in the U.S., and the increased cost and adequacy of security and insurance.

SELECTED FINANCIAL INFORMATION

The selected consolidated financial information below was selected or derived from our consolidated financial statements. The unaudited interim period financial information, in our opinion, includes all adjustments, which are normal and recurring in nature, necessary for a fair presentation for the periods shown. Results for the three months ended March 31, 2003 are not necessarily indicative of results to be expected for the full fiscal year. The information set forth below is qualified in its entirety by and should be read in conjunction with our Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes incorporated by reference into this prospectus supplement and accompanying prospectus. See “Where You Can Find More Information.”

	Year Ended December 31,			Three Months Ended March 31,
	2000	2001	2002	2002	2003
	(In thousands, except per share amounts)
Income Statement Data:
Operating revenues	$2,270,975	$2,569,505	$2,438,342	$571,436	$895,790
Income (loss) from continuing operations	330,915	128,159	87,456	(7,791)	14,639
Income (loss) from discontinued operations, net of tax(1)	51,039	57,071	19,425	17,534	(9,134)
Income before cumulative effect of changes in accounting principles, net of tax	381,954	185,230	106,881	9,743	5,505
Cumulative effect of changes in accounting principles, net of tax	16,708	(12,868)	—	—	(5,983)
Net income (loss)	398,662	172,362	106,881	9,743	(478)

Per Share Data (Diluted):
Income (loss) from continuing operations per average common share	$4.18	$1.59	$0.97	$(0.09)	$0.16
Income (loss) from discontinued operations per average common share(1)	0.64	0.71	0.21	0.20	(0.10)
Cumulative effect of changes in accounting principles per average common share	0.21	(0.16)	—	—	(0.07)
Net income (loss) per average common share	5.03	2.14	1.18	0.11	(0.01)
Dividends declared per common share(2)	2.00	2.00	2.00	0.50	0.25

Other Financial Data:
Construction and acquisition expenditures	$845,454	$712,991	$656,752	$155,089	$284,725

	As of December 31,		As of March 31,
	2001	2002	2002	2003
	(In thousands, except per share amounts)
Balance Sheet Data:
Total assets	$6,237,925	$7,001,395	$6,422,656	$7,714,243
Long-term obligations, net	2,586,044	2,784,216	2,797,153	2,844,655
Book value per share	21.39	19.89	21.19	19.93

(1)	At December 31, 2002, our oil and gas (Whiting Petroleum), Australian (including Southern Hydro), affordable housing and SmartEnergy businesses were classified as held for sale. The operating results for these businesses for all periods presented have been separately classified and reported as discontinued operations in our consolidated financial statements and related notes.
(2)	In November 2002, we announced a reduction in our targeted annual common stock dividend from $2.00 per share to $1.00 per share, effective with the dividend declared and paid in the first quarter of 2003.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering, without exercise of the underwriters’ over-allotment option, of approximately $             ($             if the underwriters’ over-allotment option is exercised in full), after deducting the underwriting discount and commissions and estimated offering expenses payable by us. We will use the proceeds from this offering to make capital contributions to our domestic utility subsidiaries. Our domestic utilities will use such funds for repayment of debt and financing the development and construction of new generation and distribution facilities, funding additional working capital, financing capital expenditures and other general corporate purposes.

At March 31, 2003, our domestic utilities had short-term debt outstanding of approximately $132 million with a weighted average interest rate of 1.46%, which will be repaid from proceeds of this offering.

In its final rate order issued in April 2003, the Public Service Commission of Wisconsin required us to make an equity contribution of $200 million into WP&L by July 2003, a significant portion of which will come from the proceeds of this offering. The order includes a customer refund provision if the timing and/or amount of the equity contribution differs from the assumptions stated in the rate case.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 31, 2003 on an actual basis and as adjusted to give effect to the sale of 15,000,000 shares of our common stock offered in this prospectus supplement after deducting the underwriting discount and estimated offering expenses, and the anticipated use of the net proceeds from the offering as described under “Use of Proceeds.” The information set forth below assumes the underwriters do not exercise their over-allotment option.

	As of March 31, 2003
	Actual	% of Total	As Adjusted	% of Total
	(In thousands)
Common stock	$927		$
Additional paid-in capital	1,301,298
Retained earnings	734,676
Accumulated other comprehensive loss	(181,930)
Shares in deferred compensation trust	(7,091)

Total common equity	1,847,880	35.2%		%
Cumulative preferred stock of subsidiaries, net	205,063	3.9
Long-term debt (excluding current maturities)(1)	2,659,878	50.6
Current maturities of long-term debt(2)	56,435	1.1
Other short-term debt	483,937	9.2

Total capitalization	$5,253,193	100.0%		$100.0%

(1)	Includes approximately $393 million of long-term debt attributable to discontinued operations.
(2)	Includes approximately $45 million of current maturities of long-term debt attributable to discontinued operations.

COMMON STOCK DIVIDENDS AND PRICE RANGE

Our common stock is listed on the New York Stock Exchange under the symbol “LNT.” The following table shows the high and low reported price ranges of the common stock on the New York Stock Exchange and the dividends we paid for the indicated periods.

	High	Low	Dividends Per Share
Year Ended December 31, 2001:
First Quarter	$33.20	$28.75	$0.50
Second Quarter	32.67	28.20	0.50
Third Quarter	31.49	27.90	0.50
Fourth Quarter	32.29	27.50	0.50

Year Ended December 31, 2002:
First Quarter	31.01	28.67	0.50
Second Quarter	30.85	24.75	0.50
Third Quarter	25.77	16.35	0.50
Fourth Quarter	19.89	14.28	0.50

Year Ended December 31, 2003:
First Quarter	18.30	14.98	0.25
Second Quarter (through June 25, 2003)	20.60	16.03	0.25

We currently intend to declare and pay dividends on a regular basis at the annual rate of $1.00 per share. We have paid cash dividends for 230 consecutive quarters since 1946. However, the payment and amount of future dividends is at the discretion of our board of directors and will depend upon our future earnings, our capital requirements, our general financial condition, general business conditions, the ability of our subsidiaries and investments to pay dividends to us and other factors. Our primary source of funds for the payment of dividends to our shareowners is dividends our subsidiaries and investments pay to us. Our domestic utility subsidiaries each have dividend payment restrictions based on their respective bond indentures, the terms of their outstanding preferred stock and state regulatory limitations applicable to them.

THE COMPANY

We are an energy-services provider engaged primarily in regulated utility operations in the Midwest, with other non-regulated domestic and international operations. Through our subsidiaries and partners, we provide electric, natural gas and steam services to over three million customers worldwide. Our domestic regulated utilities operate in Iowa, Wisconsin, Minnesota and Illinois. We have energy-related operations and investments throughout the United States as well as in Brazil, China, New Zealand and Mexico.

Our domestic utility operations consist of our regulated public utility subsidiaries, IP&L and WP&L.

•	IP&L is a public utility operating in Iowa, Minnesota and Illinois engaged principally in the generation, transmission, distribution and sale of electric energy to approximately 526,000 customers as of December 31, 2002; the purchase, distribution, transportation and sale of natural gas to approximately 235,000 customers as of December 31, 2002; and the delivery of steam services in selected markets.

•	WP&L is a public utility operating in Wisconsin and Illinois engaged principally in the generation, distribution and sale of electric energy to approximately 430,000 customers as of December 31, 2002; and the purchase, distribution, transportation and sale of natural gas to approximately 170,000 customers as of December 31, 2002.

Through our subsidiary, Resources, we manage a portfolio of companies involved in non-regulated businesses through distinct platforms: International, Non-regulated Generation, Integrated Services, Investments and Energy Technologies.

Competitive Strengths

We believe that our competitive strengths include the following:

Successful Rate Cases: We have recently received favorable outcomes from the rate cases we filed in Iowa and Wisconsin. In Iowa, the IUB approved an annual electric rate increase of $26 million for IP&L, an increase of 2.91% over current rates, and authorized a return on common equity of 11.15%. The IUB also approved an annual gas rate increase of $13 million for IP&L, an increase of 4.80% over current rates, and authorized a return on common equity of 11.05%. In Wisconsin, the PSCW granted an annual retail rate increase of $81 million for WP&L, an increase of 9.78% over current rates, and authorized a return on common equity of 12.00%.

Substantial Opportunities to Invest in Our Utilities: The Iowa legislature passed a bill in 2001 to encourage construction of new generating facilities in Iowa through House File 577. This legislation eased siting requirements and gave the IUB authority to authorize upfront rate making principles for certain new generating facilities built in Iowa. IP&L plans, subject to market conditions and favorable regulatory treatment, to develop up to 1,200 megawatts of new electric generation over the next 10 years. Currently, IP&L’s Power Iowa plan includes adding approximately 550 megawatts of natural gas-fired generation, including 500 megawatts by 2004; 100 megawatts of capacity generated from renewable energy sources by December 2003; researching options for an additional 500-600 megawatts of generation; and increases in energy efficiency through energy conservation and process improvements at various commercial and industrial customer locations. In January 2003, the IUB approved IP&L’s siting certificate for a 500 megawatt natural gas-fired plant in Mason City and construction began shortly thereafter. IP&L will receive a regulatory mandated rate of return of 12.23% for 27 years with respect to this plant. In Wisconsin, WP&L plans to install approximately 800 megawatts of additional electric generation over the next 10 years, including approximately 500-700 megawatts of base and /or intermediate generation and approximately 100-300 megawatts of simple-cycle gas generation.

Execution of Our Strategic Actions: As we proceed towards substantial completion of the strategic actions we announced in November 2002, we believe our financial and credit profile will continue to commensurately improve. We expect our stronger fiscal position to allow us to further continue the progress we have made in our operations.

Business Segment Review

Our business consists of our core regulated domestic utility operations and our non-regulated and international operations grouped under Resources.

Domestic Utility Operations

Our domestic utility operations consist of regulated electric, natural gas, steam service and water businesses. We serve approximately 1.4 million customers in more than 1,000 communities in Iowa, southern and central Wisconsin, southern Minnesota and northern Illinois. In 2002, approximately 50% of both our domestic electric and gas utility operating revenues were from our Iowa operations and approximately 44% of both our domestic electric and gas utility operating revenues were from our Wisconsin operations. We believe sales of electric and gas commodities to end user customers will continue to grow across our domestic service territories as new customers are added and the consumption of electricity and gas by existing residential and business customers expands.

We had $2.2 billion in domestic utility operating revenues in 2002, including $1.75 billion in electric revenues, or 80% of domestic utility revenues, $394 million in gas revenues, or 18% of domestic utility revenues, and $37 million in steam, water and other revenues, or 2% of domestic utility revenues.

The composition of our electric and gas domestic utility operating revenues for the year ended December 31, 2002 was as follows:

	Electric		Gas
	Revenues	Percent of Revenues	Revenues	Percent of Revenues
	(Thousands)		(Thousands)
Residential	$626,947	36%	$218,746	56%
Commercial	376,365	21%	111,343	28%
Industrial	526,804	30%	25,177	6%
Other	222,418	13%	38,720	10%

Total	$1,752,534	100%	$393,986	100%

We believe that we have sufficient capacity to allow us to meet our expected load requirements for the foreseeable future. Furthermore, we have transmission interconnections at various locations with other transmission-owning utilities in the Midwest. We believe these interconnections enhance the overall reliability of our transmission systems and provide access to multiple sources of economic and emergency power and energy. We manage our supply portfolio to maintain an 18% reserve margin and we believe that our proximity to transmission and generating capacity in the upper Midwest region provides us additional access to a low-cost supply of power. During 2002, we obtained 55% of our power supply from our coal plants, 27% from purchases from third party sources, 15% from our nuclear plants, 2% from our gas plants and 1% from other sources.

Domestic Utility Strategy

Our strategic objectives within our regulated domestic utility segment are:

•	To increase our megawatt capacity through investment in new electric power generation, subject to appropriate regulatory incentives;

•	To increase plant availability and reduce the cost of energy production;

•	To enhance service reliability and operational excellence;

•	To maintain excellent customer service;

•	To maintain favorable regulatory relationships;

•	To remain current with cutting-edge technologies that impact our business; and

•	To practice proactive environmental compliance.

Interstate Power and Light Company

IP&L’s operations consist of regulated electric, natural gas and steam service businesses in Iowa, northern Illinois and southern Minnesota. As of December 31, 2002, IP&L supplied electric service to approximately 526,000 customers and gas service to approximately 235,000 customers.

During 2002, IP&L had total operating revenues of approximately $1,211.6 million, which included $964.9 million in electric revenues, or 80% of revenues, $214.9 million in gas revenues, or 18% of revenues, and $31.8 million in steam revenues, or 2% of revenues. No single customer accounted for more than 10% of IP&L’s consolidated revenues in 2002. IP&L’s electric and gas revenues for 2002, sales for 2002 and customers as of December 31, 2002 consisted of the following:

	Electric			Gas
	Revenues	Sales	Customers	Revenues	Sales	Customers
	(Thousands)	(Thousands of megawatt-hours)		(Thousands)	(Thousands of dekatherms)
Residential	$355,072	4,184	446,202	$124,237	18,068	206,808
Commercial	229,639	3,392	76,856	61,222	10,774	27,607
Industrial	315,494	7,843	1,898	18,197	4,070	438
Other	64,649	1,254	1,328	11,239	28,814	N/A

Total	$964,854	16,673	526,284	$214,895	61,726	234,853

Electric Operations. In 2002, IP&L had a maximum peak hour demand of 3,097 megawatts in the month of July. During 2002, sources of generation at IP&L included 57% coal, 23% purchased, 18% nuclear and 2% gas.

As of December 31, 2002, IP&L owned and operated 7,068 miles of electric transmission lines and 801 substation facilities connecting with its high voltage transmission systems. See “—Transmission Assets.” A non-cancelable operating agreement, which will terminate on December 31, 2035, provides for the joint use of certain transmission facilities of IP&L and Central Iowa Power Cooperative.

Gas Operations. At December 31, 2002, IP&L served approximately 235,000 customers. The gas utility operations accounted for 18% of IP&L’s operating revenues for the year ended December 31, 2002.

Steam Operations. Steam operations, in Cedar Rapids, Iowa, represented about 2% of IP&L’s revenues for the year ended December 31, 2002.

Construction Program. Construction expenditures for 2002 were $248 million. Anticipated construction expenditures are approximately $450 million for 2003 (excluding approximately $109 million for the purchase of turbines and related equipment from affiliates and including $220 million for the Power Iowa plan), and $640 million for 2004 through 2005 (including $80 million for the Power Iowa plan).

Wisconsin Power and Light Company

WP&L’s operations consist of regulated electric and natural gas businesses and the provision of water services in selective markets in southern and central Wisconsin and northern Illinois. As of December 31, 2002, WP&L supplied electric service to approximately 430,000 customers and gas service to approximately 170,000 customers.

During 2002, WP&L had total operating revenues of approximately $972.1 million, which included $787.7 million in electric revenues, or 81% of revenues, $179.1 million in gas revenues, or 18% of revenues, and $5.3 million in water revenues, or 1% of revenues. No single customer accounted for more than 10% of WP&L’s consolidated revenues in 2002. WP&L’s electric and gas revenues for 2002, sales for 2002 and customers as of December 31, 2002 consisted of the following:

	Electric			Gas
	Revenues	Sales	Customers	Revenues	Sales	Customers
	(Thousands)	(Thousands of megawatt-hours)		(Thousands)	(Thousands of dekatherms)
Residential	$271,875	3,432	376,027	$94,509	12,863	151,576
Commercial	146,726	2,150	51,356	50,121	8,574	18,186
Industrial	211,310	4,454	1,007	6,980	1,303	361
Other	157,769	3,748	2,016	27,481	18,572	N/A

Total	$787,680	13,784	430,406	$179,091	41,312	170,123

Electric Operations. In 2002, WP&L had a maximum peak hour demand of 2,674 megawatts in the month of August. During 2002, sources of generation at WP&L included 53% coal, 31% purchased, 12% nuclear, 2% gas and 2% other.

As of December 31, 2002, WP&L owned and operated 158 distribution substation facilities located adjacent to the communities served. WP&L’s transmission assets were transferred to American Transmission Company LLC in 2001. See “—Transmission Assets.”

We have entered into an agreement with Calpine Corporation to purchase capacity of 453 megawatts from a 600-megawatt natural gas-fired power plant to be constructed near Beloit, Wisconsin. The capacity under contract is expected to be available prior to the time of the 2004 summer peak demand.

Gas Operations. At December 31, 2002, WP&L served approximately 170,000 customers. The gas utility operations accounted for 18% of WP&L’s operating revenues for the year ended December 31, 2002.

Water Operations. At December 31, 2002, WP&L served approximately 20,000 customers. The water services accounted for 1% of WP&L’s operating revenues for the year ended December 31, 2002. WP&L is currently pursuing the sale of its water operations.

Construction Program. Construction expenditures for 2002 were $157 million. Anticipated construction expenditures are approximately $160 million for 2003, and $410 million for 2004 through 2005.

Transmission Assets

In 2001, IP&L and five other electric utilities filed an application with the Federal Energy Regulatory Commission to create TRANSLink Transmission Co. LLC, a for-profit, transmission-only company. In April 2002, the Federal Energy Regulatory Commission conditionally approved TRANSLink’s formation and TRANSLink’s participation in the Midwest Independent System Operator. In June 2002, TRANSLink Development Co. LLC was formed to oversee the start-up activities for TRANSLink. In the fourth quarter of 2002, three additional electric utilities joined TRANSLink. On June 4, 2003, the IUB announced its decision to dismiss all proposals relating to TRANSLink without prejudice, including IP&L’s proposal to contribute and transfer its transmission assets to TRANSLink. However, the IUB encouraged the participating companies to revise and refile their reorganization applications. IP&L is currently evaluating its alternatives with respect to TRANSLink.

On January 1, 2001, WP&L contributed its transmission assets, with an approximate net book value of $186 million, in exchange for an equity investment in and a tax-free distribution of $75 million from American Transmission Company LLC. American Transmission Company is a for-profit, transmission company owned by WP&L and other electric utilities. At December 31, 2002, WP&L had ownership interests in American Transmission Company of approximately 26.6%. The transfer has not resulted in a significant impact on WP&L’s financial condition or results of operations because the Federal Energy Regulatory Commission allows the American Transmission Company to earn a return comparable to the return formerly allowed WP&L by the Federal Energy Regulatory Commission and the PSCW. During 2002, American Transmission Company returned approximately 80% of its earnings to its equity holders. American Transmission Company is a transmission-owning member of the Midwest Independent System Operator and the Mid-America Interconnected Network, Inc. Regional Reliability Council.

Nuclear Management Company

Through our direct, non-utility subsidiary, Alliant Energy Nuclear LLC, we own 20% of Nuclear Management Company, LLC. Nuclear Management Company was formed to consolidate the operation of its owners’ nuclear plants and to provide similar capabilities for other nuclear operators and owners. Combined, the Nuclear Management Company operates eight nuclear generating units at six sites. We and the other Nuclear Management Company partners continue to own our respective plants and are entitled to the energy generated at the plants. Each partner retains the financial obligations for the safe operation, maintenance and the decommissioning of its plants.

We own interests in two nuclear facilities, Kewaunee Nuclear Power Plant and Duane Arnold Energy Center. Kewaunee, a 532-megawatt plant, is operated by Nuclear Management Company under contract to Wisconsin Public Service Corporation and is jointly owned by Wisconsin Public Service Corporation (59%) and WP&L (41%). The Kewaunee operating license expires in 2013. IP&L owns a 70% interest in Duane Arnold, a 580-megawatt plant, which is also operated by Nuclear Management Company under contract to IP&L. The Duane Arnold operating license expires in 2014.

Rates and Regulatory Environment

We operate as a registered public utility holding company subject to regulation by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935. We and our subsidiaries are subject to the regulatory provisions of the Public Utility Holding Company Act, including provisions relating to the issuance and sales of securities, acquisitions and sales of some utility properties and acquisitions and retention of interests in non-utility businesses.

As a utility holding company incorporated in Wisconsin, we are subject to regulation by the PSCW. The PSCW regulates the type and amount of our investments in non-utility businesses. WP&L, also subject to regulation by the PSCW, is generally required to file a rate case with the PSCW at least every two years based on a forward-looking test year basis. WP&L’s retail electric rates are based on forecasted fuel and purchased power costs. Under the PSCW rules, if the difference in the annual fuel and purchased power costs and the estimated costs used to establish rates is plus or minus 3% or more, then an expedited rate increase or decrease proceeding can be initiated dealing solely with these fuel and purchased power costs. WP&L has a gas performance incentive that includes a sharing mechanism under which 50% of all gains and losses relative to current commodity prices, as well as other benchmarks, are retained or incurred by WP&L, with the remainder refunded to or recovered from customers.

The PSCW has recently issued new rules relating to the collection of fuel and purchased power costs by Wisconsin utilities, including WP&L. The new rules are intended, among other things, to significantly reduce regulatory lag for the utilities and customers related to the timing of the recovery of increased or decreased fuel and purchased power costs. Purchased power capacity costs will now be included in base rates. A process will also exist whereby the utilities can seek deferral treatment of capacity, transmission and emergency costs between base rate cases. The new rules were implemented for WP&L with its 2003 retail rate order effective April 15, 2003.

IP&L operates under the jurisdiction of the IUB. Requests for rate relief are based on historical test periods, adjusted for some known and measurable changes. IP&L’s retail tariffs provide for subsequent adjustments to its electric and natural gas rates for changes in the cost of fuel, purchased energy and natural gas purchased for resale. Purchased power capacity costs are not recovered from electric customers through this energy adjustment clause mechanism. Recovery of these capacity costs must be addressed in formal rate proceedings.

Our merger-related rate price freezes expired in April 2002 in all of our primary domestic utility jurisdictions and we are currently addressing the recovery of our utility cost increases through several rate filings. Our recent rate cases are summarized as follows (dollars in millions):

Case	Utility Type	Filing Date	Increase Requested	Final Increase Granted	Final Effective Date	Expected Final Effective Date	Return on Equity
WP&L:
2002 Retail	Electric/Gas/Water	8/01	$104	$82	9/02	N/A	12.3%
2003 Retail	Electric/Gas/Water	5/02	123	81	4/03	N/A	12%
2004 Retail(1)	Electric/Gas/Water	3/03	87	*	*	1/04	N/A
Wholesale	Electric	2/02	6	3	1/03	N/A	N/A
Wholesale(2)	Electric	3/03	5	*	*	7/03	N/A
IP&L:
Retail—IA	Electric	3/02	82	26	*	6/03	11.15%
Retail—IA(3)	Gas	7/02	20	13	*	7/03	11.05%
Retail—MN	Electric	5/03	5	*	*	3/04	N/A

Total			$432	$205

*	To be determined.
(1)	In May 2003, WP&L’s 2004 retail increase request was increased from $65 million to $87 million.
(2)	WP&L has a rate change moratorium agreement with a wholesale customer group that will expire in July 2003. Requested rates are expected to go into effect in July 2003, subject to refund.
(3)	The final rate order was received in May 2003. Since the permanent increase approved by the IUB is lower than the $17 million interim relief granted in October 2002, a refund plan must be filed with the IUB.

South Beloit Water, Gas and Electric Company, a wholly-owned subsidiary of WP&L, is subject to regulation by the Illinois Commerce Commission. IP&L is also subject to regulation by the Minnesota Public Utilities Commission and the Illinois Commerce Commission.

The Federal Energy Regulatory Commission has jurisdiction under the Federal Power Act over some of the electric utility facilities and operations, wholesale rates and accounting practices of IP&L and WP&L, and in some other respects.

IP&L and WP&L are indirectly and directly subject to the jurisdiction of the Nuclear Regulatory Commission, or NRC, with respect to the Kewaunee Nuclear Power Plant and the Duane Arnold Energy Center, respectively, and to the jurisdiction of the U.S. Department of Energy with respect to the disposal of nuclear fuel and other radioactive wastes from such plants. The NRC has broad supervisory and regulatory jurisdiction over the construction and operation of nuclear reactors, particularly with regard to public health, safety and environmental considerations. The operation and design of nuclear power plants is under constant review by the NRC.

Alliant Energy Resources

Through our subsidiary, Resources, we manage a portfolio of companies involved in non-regulated businesses and international utility operations. Resources’ divisions include International, Non-regulated Generation, Integrated Services, Investments and Energy Technologies.

Resources Strategy

In November 2002, we announced our commitment to pursue the sale of, or other exit strategies for, our oil and gas production company, Whiting Petroleum; our investments in hydro-electricity generation assets in Australia, including Southern Hydro, and our affordable housing business, including Heartland Properties, and several other non-core businesses. See “Prospectus Supplement Summary—Strategic Actions.” Resources intends to focus on its International and Non-regulated Generation businesses as its primary long-term strategic platforms and will continue reviewing ways to narrow its strategic focus and business platforms.

International

We have energy-related operations and investments in Brazil, China, New Zealand and Mexico. Our international operations include the following:

•	We hold a non-controlling interest in five Brazilian electric utility companies through several direct investments. These investments include a 49.9% direct ownership interest in GIPAR, S.A., an electric utility holding company; a 39.4% direct ownership interest in Companhia Forca e Luz Cataguazes—Leopoldina, S.A., an electric utility; a 45.6% direct ownership interest in Energisa, S.A., an energy development company; a 49.9% direct ownership interest in Pbpart—SE 1 Ltda., an electric utility holding company; and a 50.0% direct ownership interest in Usina Termeletrica de Juiz de Fora S.A., a thermal power plant. As of December 31, 2002, our total investment in Brazil was $214 million, which was net of $210 million ($170 million as of May 31, 2003) of pre-tax cumulative foreign currency translation losses.

•

Our consolidated investments in China include a 93.5% interest in Peak Pacific Investment Company, Ltd., a company that develops investment opportunities in generation infrastructure projects in China; and a 64.0% interest in Anhui New Energy Heat & Power Co., Ltd., a combined heat and power facility. Our unconsolidated investments include a 50.0% ownership interest in Jiaxing JIES Power & Heat Co., Ltd. and a 30.0% ownership interest in Tongxiang TIES Power & Heat Co., Ltd. As of December 31, 2002, our total investment in China was $180 million.

•	Our investments in New Zealand include a 20.4% ownership interest in TrustPower Ltd., a New Zealand hydro and wind generation utility company, and several other smaller investments. As of December 31, 2002, our total investment in New Zealand was $86 million.

•	Our investment in Mexico consists of a payment-in-kind loan receivable from a Mexican development company, which was $55 million (consisting of approximately $43.5 million principal and $11.5 million accrued interest) as of December 31, 2002. Under provisions of the loan, we have agreed to lend up to $65 million and we will accrue interest on unpaid principal to support the development of a resort community near the Baja peninsula.

Non-regulated Generation

We maintain a long-term strategy to build a portfolio of competitive generating assets across the United States, focusing initially on the Upper Midwest. Given the status of the current non-regulated generation market, our initial investments in this market will focus on facilities with underlying long-term purchased power agreements. While we believe there are strong acquisition opportunities in the existing non-regulated generation market, we will continue to be patient, prudent and diligent in our pursuit of such opportunities. Consistent with this approach, in February 2003, we announced our purchase from Mirant Corporation of a 309-megawatt, non-regulated, natural gas-fired power plant in Neenah, Wisconsin for $109 million, which we financed with a $73 million 8-year secured credit facility ($60 million of borrowings were outstanding at March 31, 2003), which is non-recourse to Alliant Energy Corporation. The entire power output of the facility is sold under contract to Milwaukee-based We Energies through June 2008.

We have made payments and entered into commitments totaling $116 million for turbines and related generation equipment that we purchased in anticipation of a generation project which has since been terminated. We are currently reviewing other potential generation projects in which to use this equipment.

Integrated Services

Alliant Energy Integrated Services Company is a national energy-services company that offers a wide range of energy and environmental services for businesses to commercial, industrial, institutional, educational and governmental customers. It offers large energy users an array of services to maximize customers’ productivity, profitability and energy efficiency, and provides solutions for waste remediation and other environmental engineering and consulting services. Integrated Services includes:

•	Cogenex Corporation and Industrial Energy Applications, Inc., which provide business customers with on-site energy services;

•	Heartland Energy Group, Inc., a provider of commodities-based energy services primarily related to supplying natural gas; and

•	RMT, Inc., an environmental and engineering consulting company that serves clients nationwide in a variety of industrial market segments and specializes in consulting on solid and hazardous waste management, ground water quality protection, industrial design and hygiene engineering, and air and water pollution control.

Investments

Our subsidiaries and investments include Alliant Energy Transportation, Inc. and Alliant Energy Investments, Inc. Alliant Energy Transportation is a holding company whose wholly-owned subsidiaries include the Cedar Rapids and Iowa City Railway Company, which is a short-line railway that provides freight service between Cedar Rapids and Iowa City; Williams Bulk Transfer Inc. and Transfer Services, Inc., which provide transfer and storage services; and IEI Barge Services, Inc., which provides barge terminal and hauling services on the Mississippi River. Alliant Energy Investments is a holding company whose subsidiaries include Iowa Land and Building Company, which is organized to pursue real estate and economic development activities in Interstate Power and Light Company’s service territory. Alliant Energy Investments also has direct and indirect equity interests in various other real estate and economic development ventures, primarily concentrated in Cedar Rapids, Iowa, and holds other passive investments, including an equity interest McLeodUSA Incorporated, an integrated telecommunications and services provider.

Energy Technologies

We have invested in energy technologies by purchasing equity interests in Capstone, a microturbine producer; Nth power Technologies Fund II, LP, a venture capital fund specializing in emerging energy-technology companies; and several other modest investments in emerging energy technology businesses. These ventures allow us to provide our customers with new technologies that are smaller in scale that more traditional generation technologies, such as microturbines, fuel cells, solar concepts and wind turbines.

UNDERWRITING

Banc of America Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Robert W. Baird & Co. Incorporated, Lehman Brothers Inc., Wachovia Securities, LLC and The Williams Capital Group, L.P. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Banc of America Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Robert W. Baird & Co. Incorporated
Lehman Brothers Inc.
Wachovia Securities, LLC
The Williams Capital Group, L.P.

Total	15,000,000

The underwriters have agreed, subject to the terms and conditions contained in the purchase agreement, to purchase all of the shares of common stock sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares of common stock to the public at the public offering price on the cover page of the prospectus supplement and to certain dealers at that price less a concession not in excess of $             per share. The underwriters will not receive compensation in excess of 8% of the proceeds of this offering. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share on sales to other dealers. After the public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Alliant Energy Corporation	$	$	$

The expenses of this offering, not including the underwriting discount, are estimated at $370,000 and are payable by us.

Over-Allotment Options

We have granted an option to the underwriters to purchase up to 2,250,000 additional shares of common stock at the public offering price on the cover page of this prospectus supplement, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover over-allotments. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the table.

No Sale of Similar Securities

We have agreed, with exceptions, not to sell or transfer any of our common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of the representatives. Specifically, we have agreed not to directly or indirectly:

•	Offer, pledge, sell or contract to sell any common stock;

•	Sell any option or contract to purchase any common stock;

•	Purchase any option or contract to sell any common stock;

•	Grant any option, right or warrant to sell any common stock;

•	Lend or otherwise dispose of or transfer any common stock;

•	Request or demand that we file a registration statement related to the common stock; or

•	Enter into swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock.

Price Stabilization and Short Position

Until the distribution of the common stock offered hereby is completed, Securities and Exchange Commission rules may limit the underwriters and selling group members from bidding for or purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover page of this prospectus supplement, then the representatives may reduce that short position by purchasing common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of our common stock to stabilize or reduce a short position could cause the price of our common stock to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters or their affiliates have provided investment or commercial banking services to us in the past and are likely to do so in the future. They receive customary fees and commissions for these services. In particular, affiliates of Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wachovia Securities, LLC are lenders under our, IP&L’s and WP&L’s bank credit facilities

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Foley & Lardner. Some legal matters will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP.

EXPERTS

The consolidated financial statements and the related financial statement schedules of Alliant Energy incorporated in this registration statement by reference from Alliant Energy’s Current Report on Form 8-K (dated June 4, 2003) for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Prospectus

$400,000,000 Aggregate Amount

Alliant Energy Corporation

Common Stock

Stock Purchase Units

Stock Purchase Contracts

Alliant Energy Resources, Inc.

Debt Securities

Fully and Unconditionally Guaranteed by

Alliant Energy Corporation

By this prospectus, Alliant Energy Corporation and Alliant Energy Resources, Inc. may offer from time to time up to an aggregate of $400,000,000 of their securities. Alliant Energy Corporation and Alliant Energy Resources, Inc. will provide specific terms of the securities, including the offering prices, in supplements to this prospectus. The supplements may also add, update or change information contained in this prospectus. You should read this prospectus and the prospectus supplement relating to the specific issue of securities carefully before you invest.

Alliant Energy Corporation’s common stock is listed on the New York Stock Exchange under the symbol “LNT.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 20, 2003.

ABOUT THIS PROSPECTUS

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “Alliant Energy” mean Alliant Energy Corporation and to “Resources” mean Alliant Energy Resources, Inc.

This prospectus is part of a registration statement that Alliant Energy and Resources filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf process, Alliant Energy and Resources may, from time to time, sell the securities or combinations of the securities described in this prospectus in one or more offerings with a maximum aggregate offering price of up to $400,000,000. This prospectus provides you with a general description of the securities that Alliant Energy and Resources may offer. Each time Alliant Energy or Resources offers securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

Alliant Energy and Resources may use this prospectus to offer from time to time:

•	shares of Alliant Energy’s common stock;

•	Resources debt securities, along with the related guarantees of Alliant Energy;

•	Alliant Energy’s stock purchase contracts and stock purchase units.

In this prospectus, Alliant Energy and Resources sometimes refer to the common stock, debt securities, guarantees, stock purchase contracts and stock purchase units collectively as the securities.

You should rely only on the information contained or incorporated by reference in this prospectus and in any supplement. Alliant Energy and Resources have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus and the accompanying prospectus supplement is accurate as of the date on their respective covers. Alliant Energy’s and Resources’ business, financial condition, results of operations and prospects may have changed since those dates.

ALLIANT ENERGY CORPORATION

Alliant Energy is an energy-services provider engaged primarily in regulated utility operations in both the Midwest and internationally. Alliant Energy also has significant non-regulated domestic and international operations, which are operated through Resources. Through its subsidiaries and partners, Alliant Energy provides electric, natural gas and steam services to more than three million customers worldwide.

Alliant Energy’s domestic regulated public utility subsidiaries, Interstate Power and Light Company and Wisconsin Power and Light Company, are engaged principally in:

•	the generation, transmission, distribution and sale of electric energy;

•	the purchase, distribution, transportation and sale of natural gas; and

•	the provision of steam services in selected markets.

The principal markets for Alliant Energy’s domestic utility subsidiaries are located in Iowa, Wisconsin, Minnesota and Illinois.

Alliant Energy is a registered public utility holding company subject to regulation by the SEC under the Public Utility Holding Company Act of 1935 and is subject to the regulatory provisions of that Act.

Alliant Energy’s principal executive offices are located at 4902 North Biltmore Lane, Madison, Wisconsin 53718, and its telephone number is (608) 458-3311.

ALLIANT ENERGY RESOURCES

Resources, a wholly-owned subsidiary of Alliant Energy, has energy-related operations and investments throughout the United States and in certain foreign countries. Resources is focused on utility-based investments in key international markets and developing non-regulated generation assets in select areas of the United States.

Resources’ principal executive offices are located at Alliant Energy Tower, 200 First Street SE, Cedar Rapids, Iowa 52401, and its telephone number is (319) 786-4411.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, the net proceeds from the sale of the securities will be:

•	used by Alliant Energy to make capital contributions to its domestic utility subsidiaries, which may use these capital contributions for financing the development and construction of new generation and distribution facilities, funding additional working capital, financing capital expenditures and other general corporate purposes; or

•	used by Alliant Energy and Resources to repay debt.

Until Alliant Energy and Resources use the net proceeds from the sale of the securities for these purposes, they may place the net proceeds in temporary investments.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table shows Alliant Energy’s consolidated ratio of earnings to fixed charges for each of its last five years:

Year Ended December 31,					Three Months Ended March 31, 2003
1998	1999	2000	2001	2002
2.08	2.64	3.78	1.79	1.56	1.22

The ratio of earnings to fixed charges calculation in the above table relates to Alliant Energy’s continuing operations. Refer to Note 16 of Alliant Energy’s “Notes to Consolidated Financial Statements” for the three years ended December 31, 2002 included in Exhibit 99(c) of Alliant Energy’s Form 8-K dated June 4, 2003 and Note 8 of Alliant Energy’s “Notes to Consolidated Financial Statements” in Alliant Energy’s Form 10-Q for the quarter ended March 31, 2003 for information related to Alliant Energy’s discontinued operations.

DESCRIPTION OF COMMON STOCK

The following description of Alliant Energy’s common stock summarizes general terms and provisions that apply to the common stock. Since this is only a summary it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by reference to Alliant Energy’s articles of incorporation and its rights agreement, which are filed as exhibits to the registration statement of which this prospectus is a part and incorporated by reference into this prospectus. See “Where You Can Find More Information.”

General

Alliant Energy’s articles of incorporation provide that it has authority to issue 200,000,000 shares of common stock. The SEC has authorized Alliant Energy under the Public Utility Holding Company Act of 1935 to issue the shares to be offered pursuant to this prospectus. Alliant Energy does not have the authority under its articles of incorporation to issue shares of preferred stock.

Common Stock

All of the issued and outstanding shares of Alliant Energy’s common stock are fully paid and nonassessable, and the shares of common stock being sold by Alliant Energy, upon completion of any offering, will be fully paid and nonassessable, except in either case as provided under Section 180.0622(2)(b) of the Wisconsin Business Corporation Law. This provision of Wisconsin law provides that shareowners will be personally liable up to the par value of the shares owned by them for all debts Alliant Energy owes to its employees for services performed for the Company not exceeding six months service in any one case. A Wisconsin trial court has interpreted “par value” to mean the subscription price paid for the shares rather than the lower stated par value. While the Wisconsin Supreme Court by an evenly divided vote affirmed the trial court’s decision, that affirmation technically provides no precedential effect because of the court’s even decision.

Alliant Energy’s common stock is entitled to such dividends as may be declared from time to time by its board of directors in accordance with applicable law. Alliant Energy’s ability to pay dividends is dependent upon a number of factors, including the ability of its subsidiaries to pay dividends. Alliant Energy’s utility subsidiaries each have restrictions on the payment of dividends on their common stock based on their respective bond indentures, the terms of their outstanding preferred stock and regulatory restrictions applicable to them.

Only the holders of common stock will be entitled to vote for the election of members to Alliant Energy’s board of directors and on all other matters. Holders of Alliant Energy’s common stock are entitled to one vote per share of common stock held by them on all matters properly submitted to a vote of shareowners, subject to Section 180.1150 of the Wisconsin Business Corporation Law. See “—Statutory Provisions.” Shareowners have no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected. Alliant Energy’s board of directors is divided into three classes, with staggered terms of three years each.

All shares of common stock are entitled to participate equally in distributions in liquidation. Holders of common stock have no preemptive rights to subscribe for or purchase Alliant Energy’s shares. There are no conversion rights, sinking fund or redemption provisions applicable to Alliant Energy’s common stock.

The transfer agent for Alliant Energy’s common stock is Alliant Energy’s Shareowner Services Department.

Common Share Purchase Rights

Alliant Energy has entered into a rights agreement pursuant to which each outstanding share of its common stock, including those shares being sold by Alliant Energy pursuant to this prospectus, has attached a right to purchase one-half of one share of Alliant Energy’s common stock. A right will also attach to each share of common stock that Alliant Energy subsequently issues prior to the expiration of the rights agreement. Under circumstances described below, the rights will entitle the holder of the rights to purchase additional shares of common stock. In this prospectus and any accompanying prospectus supplement, unless the context requires otherwise, all references to Alliant Energy’s common stock include the accompanying rights.

Currently, the rights are not exercisable and trade with the common stock. If the rights become exercisable, each full right, unless held by a person or group that beneficially owns more than 15% of Alliant Energy’s outstanding common stock, will initially entitle the holder to purchase one half of one share of Alliant Energy’s common stock at a purchase price of $95 per full share, or $47.50 per half share, subject to adjustment. The rights will become exercisable only if a person or group has acquired, or announced an intention to acquire, 15% or more of Alliant Energy’s outstanding common stock. Under some circumstances, including the existence of a 15% acquiring party, each holder of a right, other than the acquiring party, will be entitled to purchase at the right’s then-current exercise price, shares of Alliant Energy’s common stock having a market value of two times the exercise price. If another corporation acquires Alliant Energy after a party acquires 15% or more of Alliant Energy’s common stock, each holder of a right will be entitled to receive the acquiring corporation’s common shares having a market value of two times the exercise price. The rights may be redeemed at a price of $0.001 per right until a party acquires 15% or more of Alliant Energy’s common stock and, after that time, may be exchanged for one share of Alliant Energy’s common stock per right until a party acquires 50% or more of Alliant Energy’s common stock. The rights expire on January 20, 2009, subject to extension. Under the rights agreement, Alliant Energy’s board of directors may reduce the thresholds applicable to the rights from 15% to not less than 10%. The rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on Alliant Energy’s earnings.

Statutory Provisions

Because Alliant Energy is a public utility holding company under the Public Utility Holding Company Act of 1935, the SEC must approve the acquisition of any of Alliant Energy’s securities or utility assets by a registered public utility holding company or any person who would, as a result of such acquisition, become an affiliate of two or more public utility companies. Similarly, Section 196.795(3) of the Wisconsin Statutes provides that no person may hold or acquire, directly or indirectly, more than 10% of the outstanding securities of a public utility holding company such as Alliant Energy without the approval of the Public Service Commission of Wisconsin.

Section 180.1150 of the Wisconsin Business Corporation Law provides that the voting power of public Wisconsin corporations such as Alliant Energy held by any person or persons acting as a group in excess of 20% of Alliant Energy’s voting power is limited to 10% of the full voting power of those shares, unless full voting power of those shares has been restored pursuant to a vote of shareowners. Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law contain some limitations and special voting provisions applicable to specified business combinations involving Wisconsin corporations such as Alliant Energy and a significant shareholder, unless the board of directors of the corporation approves the business combination or the shareholder’s acquisition of shares before these shares are acquired.

Similarly, Sections 180.1130 to 180.1133 of the Wisconsin Business Corporation Law contain special voting provisions applicable to some business combinations, unless specified minimum price and procedural requirements are met. Following commencement of a takeover offer, Section 180.1134 of the Wisconsin Business Corporation Law imposes special voting requirements on share repurchases effected at a premium to the market and on asset sales by the corporation, unless, as it relates to the potential sale of assets, the corporation has at least three independent directors and a majority of the independent directors vote not to have the provision apply to the corporation.

DESCRIPTION OF THE DEBT SECURITIES

The following description of the terms of Resources’ debt securities summarizes general terms and provisions that apply to the debt securities. Resources will describe the particular terms of any debt securities more specifically in the prospectus supplement relating to those debt securities. Resources will indicate in the prospectus supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

Resources will issue, in one or more series, debt securities under an indenture, dated as of November 4, 1999, between Resources and U.S. Bank, N.A., as trustee and paying agent, as supplemented and amended from time to time. This indenture, as supplemented and amended, is referred to in this prospectus as the indenture. This section briefly summarizes the indenture. Since this is only a summary, it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by reference to the indenture which is filed as an exhibit to the registration statement of which this prospectus is a part and incorporated by reference into this prospectus. See “Where You Can Find More Information.” Parenthetical section references under this heading are references to sections of the indenture.

General

The indenture does not limit the aggregate principal amount of debt securities that Resources may issue and provides that it may issue debt securities under the indenture from time to time in one or more series as provided in a supplemental indenture or a resolution of its board of directors. (Section 2.1).

Resources will describe in each prospectus supplement the following terms that apply to the debt securities offered under that prospectus supplement:

•	the title of the series of debt securities;

•	any limit on the aggregate principal amount of the debt securities of the series;

•	the dates on which Resources must pay principal;

•	the rates at which the debt securities will bear interest or the manner in which interest will be determined, if any interest is payable;

•	the dates from which any interest will accrue, the dates on which Resources must pay interest and the record date for determining who is entitled to any interest payment;

•	the places where Resources must pay the debt securities;

•	the terms and conditions on which Resources may redeem the debt securities;

•	the terms and conditions of any sinking fund;

•	if other than denominations of $1,000 and integral multiples thereof, then the denominations in which Resources may issue the debt securities;

•	if other than the principal amount of the securities, then the amount Resources will pay if the maturity of the debt securities is accelerated;

•	whether the debt securities will be issued as securities registered with the registrar, not registered with the registrar or both;

•	whether Resources will issue the debt securities in the form of one or more global securities and, if so, the identity of the depository for the global security or securities;

•	if other than the currency of the United States, then the currencies, or composite currencies, in which the debt securities will be denominated and in which Resources will make payments on the debt securities;

•	if Resources or a holder may elect to have the principal or interest on the debt securities be payable in a currency other than the securities’ stated currency, then the terms of such election;

•	if the principal or interest payable is determined with reference to an index based on currency other than the debt securities’ stated currency, then the manner in which the amounts will be determined; and

•	any other terms of the debt securities and any other deletions from or modifications or additions to the indenture in respect of the debt securities. (Section 2.2).

Alliant Energy Guarantee

Alliant Energy has agreed under the indenture to fully and unconditionally guarantee the payment of the principal of, and premium, if any, and interest on, the debt securities as these items become due and payable, whether at maturity, upon redemption or otherwise, according to the terms of the debt securities and the indenture. Alliant Energy will determine, at least one business day prior to the date upon which a payment of principal of, and premium, if any, or interest on, any series of debt securities is due and payable, whether Resources has available the funds to make these payments as they become due and payable. If Resources fails to pay principal, premium, if any, or interest, then Alliant Energy will cause these payments to be made as they become due and payable, whether at maturity, upon redemption, or otherwise, as if these payments were made by Resources. Alliant Energy’s obligations will be unconditional regardless of the validity or enforceability of, or the absence of any action to enforce, the debt securities or the indenture, any waiver or consent by a holder of debt securities, the recovery of any judgment against Resources or any action to enforce a judgment against Resources. Alliant Energy will be subrogated to all rights of a holder of debt securities against Resources with respect to any amounts paid by Alliant Energy pursuant to the guarantee.

Ranking

The debt securities will be senior, unsecured and unsubordinated obligations of Resources, ranking equally and ratably with all its other senior, unsecured and unsubordinated obligations. Because Resources is a holding company and conducts substantially all of its operations through its subsidiaries, the rights of its creditors, including those under the debt securities, to participate in any distributions of the assets of any of Resources’ subsidiaries or joint ventures, upon liquidation or reorganization or otherwise, are necessarily subject, and therefore will be effectively subordinated, to the prior claims of creditors of any of Resources’ subsidiaries or joint ventures, except to the extent Resources’ claims as a creditor may be recognized.

In addition, the guarantees will be unsecured obligations of Alliant Energy and will rank equally with all other unsecured and unsubordinated indebtedness of Alliant Energy. Because Alliant Energy is a holding company that conducts substantially all of its operations through subsidiaries, including Resources, the right of Alliant Energy, and hence the right of creditors of Alliant Energy, including holders of the debt securities through the guarantees, to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of such subsidiaries, except to the extent that claims of Alliant Energy itself as a creditor of the subsidiary may be recognized.

The debt securities will also be effectively subordinated to all of Resources’ future secured indebtedness, and the related guarantees will be effectively subordinated to all future secured indebtedness of Alliant Energy.

Payments

Unless Resources otherwise states in the prospectus supplement, Resources will pay principal of, and premium, if any, and interest on, the debt securities at the office or agency it maintains for that purpose, initially the corporate trust office of the trustee. Resources may designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, but Resources must maintain a paying agent in each place where payments on the debt securities are payable.

(Section 2.04). Resources may pay interest on debt securities it issues in registered form by check mailed to the address of the persons entitled to the payments. Resources will pay interest on debt securities issued in registered form on any interest payment date to the registered owners of the debt securities at the close of business on the regular record date for the interest payment date. (Section 2.05) All moneys Resources pays to the paying agent for the payment of the principal of, or premium, if any, or interest on, any debt securities that remain unclaimed at the end of two years after such principal, premium, if any, or interest has become due and payable will be repaid to Resources and the holder of the debt securities will thereafter look only to Resources for payment of any such amounts. (Section 4.05).

Purchase and Cancellation

Resources may at any time purchase debt securities in the open market or otherwise at any price, subject to applicable U.S. securities laws. Any debt securities so purchased must be promptly surrendered to the trustee for cancellation.

All debt securities that Resources redeems or purchases will promptly be canceled. Any debt securities in certificated form so canceled will be forwarded to or to the order of the trustee and may not be reissued or resold. (Section 2.13).

U.S. Federal Income Tax Considerations

Resources may issue the debt securities as original issue discount securities, bearing no interest or bearing interest at a rate, which, at the time of issuance, is below market rates, to be sold at a substantial discount below their principal amount. Resources will describe some special U.S. federal income tax and other considerations applicable to any debt securities that are issued as original issue discount securities in the applicable prospectus supplement.

If the purchase price of any debt securities is payable in one or more foreign currencies or composite currencies, if any debt securities are denominated in one or more foreign currencies or composite currencies or if any payments on the debt securities are payable in one or more foreign currencies or composite currencies, then Resources will describe the restrictions, elections, some U.S. federal income tax considerations, specific terms and other information about the debt securities and the foreign currency or composite currencies in the prospectus supplement.

Book-Entry Procedures and Form

Global Notes: Book-Entry Form

Resources may issue the debt securities of a series in whole or in part in the form of one or more global debt securities that it will deposit with a depository or its nominee that Resources identifies in the applicable prospectus supplement.

Resources will describe the specific terms of the depository arrangement covering the debt securities in the prospectus supplement relating to that series. Resources anticipates that the following provisions will apply to all depository arrangements.

Upon the issuance of a series of debt securities in the form of one or more global securities, the depository for that series or its custodian will credit, on its book-entry registration and transfer system, the principal amount of debt securities of the individual beneficial interests represented by these global securities to the respective accounts of persons who have accounts with the depository. Ownership of beneficial interests in the global securities will be shown on, and the transfer of this ownership will be effected only through, records maintained by the depository or its nominee with respect to interests of participants and the records of participants with respect to interests of persons other than participants. These accounts initially will be designated by or on behalf of the underwriters or agents, or by Resources if it offers and sells the debt securities directly, and ownership of beneficial interests in the global securities will be limited to participants or persons who hold interests through participants. Holders of debt securities may hold their interests in the global securities directly through the depository if they are participants in that system, or indirectly through organizations which are participants in that system. The laws of some states of the United States may require that some purchasers of securities take physical delivery of the securities in definitive registered form. These limits and laws may impair your ability to own, transfer or pledge interests in the global securities.

So long as the depository, or its nominee, is the registered owner or holder of a global security, the depository or its nominee, as the case may be, will be considered the sole owner or holder of debt securities represented by the global security for all purposes under the indenture. No beneficial owner of an interest in a global security will be able to transfer that interest except in accordance with the depository’s procedures, in addition to those provided for under the indenture with respect to the debt securities.

Resources will make payments of the principal of, and premium, if any, and interest on, the global securities to the depository or its nominee, as the case may be, as the registered owner of the global securities. None of Resources, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

Resources expects that the depository or its nominee, upon receipt of any payment of principal of and premium, if any, and interest on the global securities, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global securities as shown on the records of the depository or its nominee. Resources also expects that payments by participants to owners of beneficial interests in the global securities held through the participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. These payments will be the responsibility of such participants. Transfers between participants in the depository will be effected in the ordinary way through the depository’s settlement system in accordance with the depository rules and will be settled in same day funds.

Certificated Notes

Resources will issue debt securities of a series in certificated form in exchange for global securities if:

•	the depository notifies Resources that it is unwilling or unable to continue as a depository for the series of debt securities or ceases to be a “clearing agency” registered under the Securities Exchange Act of 1934 and a successor depository is not appointed by Resources within 90 days of such notice; or

•	Resources determine that the debt securities will no longer be represented by global notes. (Section 2.15).

Restrictive Covenants

Except as otherwise set forth under “—Defeasance and Covenant Defeasance” below, for so long as any debt securities remain outstanding or any amount remains unpaid on any of the debt securities, Resources will comply with the terms of the covenants set forth below. For purposes of these covenants, “debt” is defined in the indenture as all of Resources’ obligations evidenced by bonds, debentures, notes or similar evidences of indebtedness in each case for money borrowed. For purposes of these covenants, “lien” is defined in the indenture as any mortgage, lien, pledge, security interest or other encumbrance. The term “lien” does not include any easements, rights-of-way, restrictions and other similar encumbrances and encumbrances consisting of zoning restrictions, leases, subleases, licenses, sublicenses, restrictions on the use of property or defects in the title to property. (Section 1.01).

Limitation on Liens

The indenture provides that Resources will not, and Resources will not permit any of its subsidiaries to, issue, assume or guarantee any debt if the debt is secured by any lien upon any of Resources’ or its subsidiaries’ property or assets other than cash, without effectively securing the outstanding debt securities, together with any other indebtedness or obligation then existing or thereafter created ranking equally with the debt securities, equally and ratably with the debt. This limitation does not apply to:

•	liens in existence on the date of original issuance of the debt securities;

•	subject to some conditions, any lien created or arising over any property or assets that Resources or any of its subsidiaries acquire, construct or create;

•	any lien to secure the debt incurred by Resources or its subsidiaries in connection with a specifically identifiable project where the lien relates and is confined to a property involved in that project and acquired by Resources or its subsidiaries after the date of original issuance of the debt securities and the recourse of the creditors in respect of the debt is limited to any or all of that project and property;

•	any lien securing amounts not more than 90 days overdue or otherwise being contested in good faith;

•	rights of financial institutions to offset credit balances in connection with the operation of cash management programs established for Resources’ or any of its subsidiaries’ benefit or in connection with the issuance of letters of credit for Resources’ or any of its subsidiaries’ benefit;

•	any lien securing debt incurred by Resources or any of its subsidiaries in connection with the financing of accounts receivable;

•	any lien incurred in the ordinary course of business, including any mechanics’, materialmen’s, carriers’, workmen’s, vendors’ or other like liens and any liens securing amounts in connection with workers’ compensation, unemployment insurance and other types of social security;

•	any lien upon specific items of Resources’ or any of its subsidiaries’ inventory or other goods and proceeds securing Resources’ or any of its subsidiaries’ obligations in respect of bankers’ acceptances issued or created to facilitate the purchase, shipment or storage of inventory or other goods;

•	any lien incurred or deposits made securing the performance of tenders, bids, leases, trade contracts other than for borrowed money, statutory obligations, surety bonds, appeal bonds, government contracts, performance bonds, return-of-money bonds and other obligations of like nature incurred by Resources or any of its subsidiaries in the ordinary course of business;

•	any lien constituted by a right of set off or right over a margin call account or any form of cash or cash collateral or any similar arrangement for obligations incurred by Resources or any of its subsidiaries in respect of the hedging or management of risks involving derivative instruments;

•	any lien arising out of title retention or like provisions in connection with the purchase of goods and equipment by Resources or any of its subsidiaries in the ordinary course of business;

•	any lien securing reimbursement obligations under letters of credit, guarantees and other forms of credit enhancement given in connection with the purchase of goods and equipment by Resources or any of its subsidiaries in the ordinary course of business;

•	liens on any property or assets acquired from an entity with which Resources or any of its subsidiaries merge and that is not created in anticipation of any such transaction, unless the lien was created to secure or provide for the payment of any part of the purchase price of the entity;

•	any lien on any property or assets existing at the time of acquisition by Resources or any of its subsidiaries and which is not created in anticipation of the acquisition, unless the lien was created to secure or provide for the payment of any part of the purchase price of the property or assets;

•

liens required by any contract or statute to permit Resources or any of its subsidiaries to perform any contract or subcontract made by Resources or any of its subsidiaries with a governmental entity, or to secure payments by Resources or any of its subsidiaries to a governmental entity under the provisions of any contract or statute;

•	any lien securing industrial revenue, development or similar bonds issued by Resources or any of its subsidiaries or for Resources’ or any of its subsidiaries’ benefit, provided that these bonds are nonrecourse to Resources or any of its subsidiaries;

•	any lien securing taxes or assessments or other applicable governmental charges or levies;

•	any lien that arises under any order of attachment, or similar legal process arising in connection with court proceedings and any lien that secures the reimbursement obligation for any bond obtained in connection with an appeal taken in any court proceeding, so long as the enforcement of the lien arising in connection with such legal process is effectively stayed and the claims secured by the lien are being contested in good faith, or any lien in favor of a plaintiff or defendant in any action before a court or tribunal as security for costs or expenses;

•	any lien arising by operation of law or by order of a court or any lien arising by an agreement of similar effect, including judgment liens; or

•	any extension, renewal or replacement of any liens referred to in the clauses above, for amounts not exceeding the principal amount of the debt secured by the lien so extended, renewed or replaced, so long as the extension, renewal or replacement lien is limited to all or a part of the same property or assets that were covered by the lien that was extended, renewed or replaced, plus improvements on such property or assets. (Section 4.03).

Although the indenture limits Resources’ and its subsidiaries’ ability to incur liens as set forth above, the indenture nevertheless provides that Resources and its subsidiaries may create or permit to exist liens over any of Resources’ and its subsidiaries’ property or assets so long as the aggregate amount of debt secured by all liens that Resources or its subsidiaries incur, excluding the amount of debt secured by liens set forth in the clauses above, does not exceed 10% of Alliant Energy’s Consolidated Net Tangible Assets. “Consolidated Net Tangible Assets” is defined in the indenture as the total of all assets, including revaluations thereof as a result of commercial appraisals, price level restatement or otherwise, appearing on the most recent consolidated balance sheet of Alliant Energy as of the date of determination, net of applicable reserves and deductions, but excluding goodwill, trade names, trademarks, patents, unamortized debt discount and all other like intangible assets, less the aggregate of the consolidated current liabilities of Alliant Energy appearing on such balance sheet. (Section 1.01).

Limitation on Sale and Lease-Back Transactions

The indenture provides that Resources will not enter into any arrangement with any entity providing for the lease by Resources of any of the assets that it has sold, transferred or agreed to sell or transfer to that entity unless:

•	the transaction involves a lease for a temporary period not to exceed three years;

•	the transaction is between Resources and one of its affiliates;

•	Resources would be entitled to incur debt secured by a lien on the assets or property involved in the transaction at least equal to the Attributable Debt with respect to the transaction, without equally and ratably securing the debt securities, as described under “—Limitation on Liens” above, other than as described in the final paragraph of “—Limitation on Liens.”

•	Resources enters into the transaction within 270 days after its initial acquisition of the assets or property subject to the transaction;

•	the aggregate amount of all Attributable Debt with respect to all sale and lease-back transactions then in effect does not exceed 10% of Alliant Energy’s Consolidated Net Tangible Assets; or

•	within the 12 months preceding or following the sale or transfer, regardless of whether Resources makes any sale or transfer, Resources applies, in the case of a sale or transfer for cash, an amount equal to the net proceeds of the sale or transfer and, in the case of a sale or transfer other than for cash, an amount equal to the fair value of the assets so leased at the time that Resources enters into such arrangement, to the retirement of debt, incurred or assumed by Resources which by its terms matures at, or is extendible or renewable at the option of the obligor to, a date more than 12 months after the date of incurring, assuming or guaranteeing such debt, or to an investment in any of Resources’ assets. (Section 4.04).

“Attributable Debt” is defined in the indenture as, with respect to any particular sale and lease-back transaction, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in the sale and lease-back transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. The present value of this obligation is discounted at the rate of interest implicit in the transaction determined in accordance with U.S. generally accepted accounting principles. (Section 1.01).

Consolidation, Merger, Conveyance, Sale or Lease

The indenture provides that Resources may, without the consent of any holders of the debt securities, consolidate or merge with, or convey, transfer or lease substantially all of its assets to, another U.S. entity so long as:

•	if Resources is not the surviving entity, then the surviving entity expressly assumes by supplemental indenture all of Resources’ applicable obligations under the debt securities and the indenture;

•	immediately after giving effect to the transaction, no event of default under the debt securities and no event which, after notice or lapse of time or both, would become an event of default under the debt securities, has occurred and is continuing; and

•	either Resources or its successor delivers to the trustee an officers’ certificate and an opinion of counsel stating that such consolidation, merger, conveyance, transfer or lease, and if a supplemental indenture is required by the transaction, the supplemental indenture, comply with the indenture and all conditions precedent in the indenture relating to such transaction. (Section 5.01).

In addition, Resources may assign and delegate all of its rights and obligations under the indenture, the debt securities, the supplemental indenture relating to the debt securities and all other related documents, agreements and instruments to Alliant Energy or a subsidiary of Alliant Energy, any person that owns all of Resources’ capital stock or any person that owns all of the capital stock of a person that owns all of Resources’ capital stock. Upon the assumption of these rights and obligations by that person, Resources will be automatically released from the obligations, provided that immediately after giving effect to the transaction, no event of default under the debt securities of any series, and no event which, after notice or lapse of time or both, would become an event of default under the debt securities or any series, has occurred and is continuing. (Section 5.05).

The indenture also provides that Alliant Energy may, without the consent of any holders of the debt securities, consolidate or merge with, or convey, transfer or lease substantially all of its assets to, another U.S. entity so long as:

•	if Alliant Energy is not the surviving entity, then the surviving entity assumes by supplemental indenture all of Alliant Energy’s obligations under the guarantees and the indenture;

•	immediately after giving effect to the transaction, no event of default under the debt securities of any series, and no event which, after notice or lapse of time or both, would become an event of default under the debt securities or any series, has occurred and is continuing; and

•

each of Alliant Energy and the successor person delivers to the trustee an officers’ certificate and an opinion of counsel stating that such consolidation, merger, conveyance, transfer or lease, and if a supplemental indenture is required by the transaction, the supplemental indenture, comply with the indenture and all conditions precedent in the indenture, relating to such transaction. (Section 5.03).

Events of Default

Any one of the following is an event of default with respect to the debt securities of a series:

(a)  if Resources or Alliant Energy fails to pay any interest on the debt securities of the series, and such failure to pay continues for 30 days;

(b)  if Resources or Alliant Energy fails to pay principal of or premium, if any, on the debt securities of the series when the same become due at maturity, upon redemption, by declaration or otherwise;

(c)  if Resources or Alliant Energy materially defaults in the performance or materially breach any of their respective covenants or obligations in the indenture, any supplemental indenture or the debt securities and this material default or breach continues for a period of 90 days after Resources or Alliant Energy receives written notice from the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities;

(d)  if Resources or Alliant Energy defaults in the payment of the principal of any bond, debenture, note or other indebtedness or in the payment of principal under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed, which default for payment of principal is in an aggregate principal amount exceeding $25,000,000 when such indebtedness becomes due and payable, if such default continues unremedied or unwaived for more than 30 business days and the time for payment of such amount has not been expressly extended;

(e)  the failure by Resources or Alliant Energy generally to pay their respective debts as they become due, or the admission in writing of Resources’ or Alliant Energy’s inability to pay their respective debts generally, or the making of a general assignment for the benefit of their respective creditors, or the institution of any proceeding by or against Alliant Energy or Resources, other than a proceeding that is dismissed within 180 days from its commencement, seeking to adjudicate Resources or Alliant Energy bankrupt or insolvent, or seeking insolvent liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition, of Resources or Alliant Energy or their respective debts under any law relating to bankruptcy, insolvency, reorganization, moratorium or relief of debtors, or seeking the entry of an order for relief or appointment of an administrator, receiver, trustee, intervenor or other similar official for Resources or Alliant Energy or for any substantial part of Resources’ property or the property of Alliant Energy, or the taking of any action by Alliant Energy or Resources to authorize any of the actions set forth in this clause; and

(f)  a material default in the performance or material breach by Alliant Energy of any covenant or obligation of Alliant Energy contained in its guarantee of the debt securities of the series, and the continuance of such material default or breach for a period of 90 days after which Resources or Alliant Energy receive written notice from the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series. (Section 6.01).

If an event of default with respect to the debt securities of a series occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount of the outstanding debt securities of that series, and any interest accrued on the debt securities of that series, to be due and payable immediately by delivering a written notice to Resources and Alliant Energy and to the trustee if given by the holders. At any time after that declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained, the holders of a majority in principal amount of all of the debt securities of that series, by notice to the trustee, may rescind this declaration and all its consequences if all events of default have been cured or waived, other than the non-payment of principal of the outstanding debt securities of that series which has become due solely by reason of the declaration of acceleration, and that declaration of acceleration and its consequences will be automatically annulled and rescinded (Section 6.02).

Holders of the debt securities may not enforce the indenture or the debt securities of any series, if applicable, unless:

•	the holder has previously given written notice to the trustee of a continuing event of default with respect to the debt securities of that series;

•	the holders of not less than 25% in aggregate principal amount of the debt securities of that series have made written request to the trustee to institute proceedings in respect of such event of default under the debt securities of that series in its own name as trustee;

•	the holder or holders have offered the trustee indemnity satisfactory to the trustee against the costs, expenses and liabilities to be incurred in compliance with such request;

•	the trustee, for 60 days after its receipt of such notice, request and offer of indemnity, has failed to institute any such proceedings; and

•	no direction inconsistent with such written request has been given to the trustee during the 60-day period by the holders of a majority of the outstanding aggregate principal amount of the debt securities of that series. (Section 6.06).

However, these limitations do not apply to a suit instituted by a holder of any debt securities for the enforcement of the payment of the principal of or premium, if any, or interest on the debt securities on or after the applicable due date specified in the debt securities. (Section 6.07).

If the trustee collects any money pursuant to an event of default under the debt securities of any series, it will pay out the money in the following order:

•	first, to the trustee for amounts due to it as compensation for its services and any indemnities owed to it;

•	second, to holders of the debt securities of that series in respect of which or for the benefit of which such money has been collected for amounts due and unpaid on the debt securities for principal and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the debt securities for principal and interest; and

•	third, to the person or persons lawfully entitled thereto, or as a court of competent jurisdiction may direct. (Section 6.10).

The trustee may fix a record date with respect to registered securities and payment date for any such payment to holders of the debt securities of the series. This record date will not be less than 10 days nor more than 60 days prior to the applicable payment date. (Section 6.10).

Resources and Alliant Energy must deliver to the trustee annually a written statement stating that Resources and Alliant Energy have complied with all applicable conditions and covenants under the indenture or, if Resources or Alliant Energy are in default under the debt securities of any series, specifying that default. Resources and Alliant Energy are required under the indenture to deliver to the trustee, within five days after its occurrence, written notice of any event of default under the debt securities of any series or any event that, after notice or lapse of time or both, would become an event of default under the debt securities of any series. (Sections 4.07 and 4.08).

Modification of the Indenture

Resources, Alliant Energy and the trustee generally may modify and amend the indenture or any supplemental indenture with the consent of the holders of a majority of the principal amount of the outstanding debt securities of each affected series, with each series voting as a class. These majority holders may also waive compliance by Resources or Alliant Energy with any provision of the indenture, any supplemental indenture or the debt securities of any series. However, without the consent of a holder of each debt security affected, an amendment or waiver may not:

•	reduce the amount of debt securities whose holders must consent to an amendment or waiver;

•	change the rate or the time for payment of interest;

•	change the principal or the fixed maturity;

•	waive a default in the payment of principal, premium or interest;

•	make any debt securities payable in a different currency;

•	make any change in the provisions of the indenture concerning waiver of existing defaults, right of holders of debt securities to receive payment or amendments and waivers with consent of holders of debt securities;

•	impair the right to institute suit for the enforcement of any payment on or after the stated maturity of such payment or, in the case of redemption, on or after the redemption date; or

•	modify or effect in any manner adverse to the holders the terms and conditions of Alliant Energy’s obligations regarding due and punctual payment of principal of, or any premium or interest on, or any sinking fund requirements of, any debt securities subject to guarantees. (Section 9.02).

Resources, Alliant Energy and the trustee may amend or supplement the indenture without the consent of any holder of any of the debt securities:

•	to cure any ambiguity, defect or inconsistency in the indenture, any supplemental indenture, the debt securities or the guarantees;

•	to provide for the assumption of all of Resources’ obligations under the debt securities, the indenture and any supplemental indenture or of Alliant Energy’s obligations under the guarantees and the indenture or any supplemental indenture by any corporation in connection with a merger or consolidation of Resources or Alliant Energy or transfer or lease of substantially all of Resources’ or Alliant Energy’s property and assets;

•	make any change that does not adversely affect the rights of any holder of debt securities;

•	to add to the rights of holders of any of the debt securities;

•	to secure any debt securities as provided under the heading “—Restrictive Covenants—Limitation on Liens”;

•	to evidence the succession of another person to Resources or Alliant Energy, and the assumption by the successor person of the covenants of Resources and Alliant Energy, as the case may be, provided in the indenture or the debt securities;

•	to establish the form or terms of any debt securities;

•	to evidence and provide for the acceptance of appointment under the indenture by a successor trustee with respect to the debt securities and to add to or change any of the provisions of the indenture necessary to facilitate the administration of the indenture by more than one trustee; or

•	to supplement any of the provisions of the indenture to the extent necessary to permit or facilitate defeasance and discharge of any debt securities, provided that such action will not adversely affect the interests of any holder of any debt security in any material respect. (Section 9.01).

Defeasance and Covenant Defeasance

The indenture provides that Resources and Alliant Energy may elect:

•	to be discharged from any and all of Resources’ respective obligations in respect of the debt securities of any series (“defeasance”), except in each case for the obligations to register the transfer or exchange of the debt securities, replace stolen, lost or mutilated debt securities, maintain paying agencies and hold moneys for payments in trust; or

•	not to comply with certain covenants (“covenant defeasance”) of the indenture with respect to the debt securities described above under “—Restrictive Covenants”

if Resources and Alliant Energy irrevocably deposit with the trustee cash or U.S. government securities or a combination of cash or U.S. government securities, in an amount sufficient, together with interest paid on the U.S. government securities, to pay, when due, the principal of, premium, if any, and interest on the outstanding debt securities of the series to maturity or redemption. (Sections 8.02 and 8.03). Resources and Alliant Energy must satisfy certain other conditions before Resources may effect defeasance or covenant defeasance. These conditions include:

•	that no event of default or event, which with notice or lapse of time would become an event of default with respect to the debt securities of the series, will have occurred and be continuing on the date of the deposit or insofar as an event of default described in clause (e) of the first paragraph under “—Events of Default” is concerned, at any time during the period ending on the 181st day of the deposit; and

•	that the defeasance or covenant defeasance will not result in the breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument under which Resources is bound or under which Alliant Energy is bound. (Section 8.04).

To exercise any such option, Resources or Alliant Energy, as applicable, will be required to deliver to the trustee:

•	an opinion of counsel to the effect that the holders of the debt securities to be defeased will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit, and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case absent the deposit, which in the case of defeasance must be based on a change in law or a published ruling by the U.S. Internal Revenue Service, and the deposit will not result in Resources or Alliant Energy being deemed an “investment company” required to be registered under the Investment Company Act of 1940; and

•	an officer’s certificate as to compliance with all conditions precedent provided for in the indenture relating to the satisfaction and discharge of the debt securities. (Section 8.04).

If Resources or Alliant Energy wishes to deposit or cause to be deposited money or U.S. government securities to pay or discharge the principal of, premium, if any, and interest on the outstanding debt securities of a series to and including a redemption date on which all of the outstanding debt securities of the series are to be redeemed, the redemption date will be irrevocably designated by a resolution of Resources’ Board of Directors or a resolution of the Board of Directors of Alliant Energy delivered to the trustee on or prior to the date of deposit of such money or U.S. government securities, and such Board resolution will be accompanied by an irrevocable notice of the defeasance to the trustee.

If the trustee is unable to apply any money or U.S. government securities deposited in trust to effect a defeasance or covenant defeasance by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then any obligations from which Resources or Alliant Energy had been discharged or released will be revived and reinstated as though no such deposit of moneys in trust had occurred, until the time that the trustee is permitted so to apply all of the money or U.S. government securities deposited in trust. (Section 8.06).

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of Wisconsin. (Section 10.09).

DESCRIPTION OF STOCK PURCHASE CONTRACTS

AND STOCK PURCHASE UNITS

Alliant Energy may issue stock purchase contracts, including contracts that obligate holders to purchase from Alliant Energy, and Alliant Energy to sell to these holders, a specified number of shares of common stock at a future date or dates. The price per share of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts.

The stock purchase contracts may be issued separately or as a part of stock purchase units. Stock purchase units consist of a stock purchase contract and either debt securities of Resources, debt securities of other Alliant Energy subsidiaries or debt obligations of third parties, including U.S. Treasury securities, securing the holders’ obligations to purchase the common stock under the stock purchase contracts.

The stock purchase contracts may require Alliant Energy and/or Resources to make periodic payments to the holders of some or all of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations under these stock purchase contracts in a specified manner.

A prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units being offered. The description in the prospectus supplement will not necessarily be complete, and you should read the stock purchase contracts and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units. Material U.S. federal income tax considerations applicable to the stock purchase units and stock purchase contracts will be discussed in the related prospectus supplement.

PLAN OF DISTRIBUTION

Alliant Energy and Resources may sell the securities in one or more of the following ways from time to time:

•	to or through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser;

•	through agents; or

•	any combination of these.

The applicable prospectus supplement will set forth the terms of the offering of securities, including the name or names of any underwriters, dealers or agents, the purchase price of the securities and the proceeds to Alliant Energy or Resources from the sale, any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation and any discounts or concessions allowed or reallowed or paid to dealers.

If underwriters are utilized in the sale, the securities will be acquired by the underwriters for their own account pursuant to an underwriting agreement that Alliant Energy, Resources or both, as the case may be, will execute with the underwriters at the time an agreement for such sale is reached. Such securities may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, or at market or varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Generally, the obligations of the underwriters to purchase securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If dealers are utilized in the sale of the securities, Alliant Energy or Resources will sell the securities to the dealers, as principals. The dealers may then resell the securities to the public at varying prices to be determined by the dealers at the time of resale.

Alliant Energy and Resources may sell securities directly or through agents they designate from time to time. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

The securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for Alliant Energy. Any remarketing firm will be identified and the terms of its agreements, if any, with Alliant Energy and its compensation will be described in the applicable prospectus supplement.

Underwriters, agents and dealers may be entitled under agreements entered into with Alliant Energy and/or Resources to be indemnified against civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments that the underwriters or agents may be required to make in respect thereof. Underwriters, agents and dealers may be customers of, engage in transactions with, or perform services for Alliant Energy, Resources and their subsidiaries and affiliates in the ordinary course of business.

WHERE YOU CAN FIND MORE INFORMATION

Alliant Energy files annual, quarterly and current reports, proxy statements and other information with the SEC. Alliant Energy and Resources also filed a registration statement on Form S-3, including exhibits, under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus is a part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. You may read and copy the registration statement and any other document that Alliant Energy or Resources files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington D.C. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can also find Alliant Energy’s and Resources’ public filings with the SEC on the internet at a web site maintained by the SEC located at http://www.sec.gov.

Alliant Energy and Resources are “incorporating by reference” specified documents that Alliant Energy files with the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	Alliant Energy and Resources are disclosing important information to you by referring you to those documents; and

•	information Alliant Energy files with the SEC will automatically update and supersede information contained in this prospectus.

Alliant Energy and Resources incorporate by reference the documents listed below and any future filings Alliant Energy makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the end of the offering of the securities pursuant to this prospectus:

•	Alliant Energy’s Annual Report on Form 10-K for the year ended December 31, 2002, as updated by financial information included in Alliant Energy’s Current Report on Form 8-K, dated June 4, 2003;

•	Alliant Energy’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	Alliant Energy’s Current Report on Form 8-K, dated June 4, 2003;

•	the description of Alliant Energy’s common stock contained in its Registration Statement on Form 8-B, dated April 1, 1988, and any amendment or report updating that description; and

•	the description of Alliant Energy’s common share purchase rights contained in its Registration Statement on Form 8-A, dated January 20, 1999, and any amendment or report updating that description.

Some of these reports, however, are or may be filed on a combined basis with Alliant Energy’s direct subsidiaries, Interstate Power and Light Company and Wisconsin Power and Light Company. Information contained in these reports relating to these entities is filed by them on their own behalf and not by Alliant Energy.

You may request a copy of any of these filings, at no cost, by writing to F. J. Buri, Corporate Secretary, Alliant Energy Corporation, 4902 North Biltmore Lane, Madison, Wisconsin 53718, or by calling Mr. Buri at (608) 458-3311.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for Alliant Energy and Resources by Foley & Lardner.

EXPERTS

The consolidated financial statements and the related financial statement schedules of Alliant Energy incorporated in this registration statement by reference from Alliant Energy’s Current Report on Form 8-K (dated June 4, 2003) for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

15,000,000 Shares

Alliant Energy Corporation

Common Stock

PROSPECTUS SUPPLEMENT

Banc of America Securities LLC

Merrill Lynch & Co.

Robert W. Baird & Co.

Lehman Brothers

Wachovia Securities

The Williams Capital Group, L.P.

July     , 2003